Exhibit (a)(1)(A)

Offer to Purchase

OFFER TO PURCHASE

LUFKIN INDUSTRIES, INC.

OPTIONS WITH AN EXERCISE PRICE OF $38.00

FOR CASH

BY

LUFKIN INDUSTRIES, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

5:00 P.M., HOUSTON, TEXAS TIME, ON FEBRUARY 9, 2004, UNLESS THE

OFFER IS EXTENDED.

The date of this Offer to Purchase is January 8, 2004 and is first being distributed to eligible optionholders on January 8, 2004.

OFFER TO PURCHASE

Lufkin Industries, Inc. (“Lufkin”) is offering to purchase and cancel any and all outstanding options to purchase shares of Lufkin common stock, par value $1.00 per share, with an exercise price of $38.00 per share (such options, the “eligible options”) granted on November 12, 1997, under the Lufkin Industries, Inc. 1990 Stock Option Plan (the “1990 Plan”) that are held by persons (such eligible persons, the “eligible holders”), for $1.00 in cash per option, without interest, upon the terms and subject to the conditions set forth in this offer to purchase (the “Offer to Purchase”) and in the related letter of transmittal dated January 7, 2004 (the “Letter of Transmittal”), which collectively constitute the “Offer”, as each may be amended or supplemented from time to time. The cash amount payable by Lufkin, net to the seller in cash, without interest (the “option purchase price”), for each eligible option properly tendered by an eligible holder and not validly withdrawn will be payable if the tendered option is accepted for payment following the completion of the Offer and after the satisfaction of all terms and conditions described in Section 5 of this Offer to Purchase. Lufkin intends to accept for payment all eligible validly tendered options not withdrawn. Participation in this Offer is voluntary, and eligible holders may choose to keep their eligible options at their current exercise prices. Use of the words “we,” “us” or “our” in this Offer to Purchase refers to Lufkin.

THIS OFFER TO PURCHASE IS NOT CONDITIONED UPON A MINIMUM NUMBER OF OPTIONS BEING TENDERED, BUT IS SUBJECT TO SPECIFIED OTHER LIMITATIONS AND CONDITIONS. SEE SECTION 5 OF THIS OFFER TO PURCHASE.

IMPORTANT

Any eligible holder desiring to tender his or her eligible options for purchase by Lufkin should complete and sign the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions in the Letter of Transmittal and deliver it and any other documents required by the Letter of Transmittal to Lufkin, at our address set forth on the back cover of this Offer to Purchase.

OUR BOARD OF DIRECTORS HAS APPROVED THE MAKING OF THIS TENDER OFFER BY LUFKIN. NEITHER LUFKIN NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO YOU AS AN ELIGIBLE HOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR OPTIONS FOR PURCHASE. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR OPTIONS.

The Lufkin common stock issuable upon exercise of our options is listed for trading on the Nasdaq Stock Market under the symbol “LUFK.” On January 7, 2004 , the last trading day prior to the date of this Offer to Purchase, the closing price of our common stock was $ 29.109 per share as reported by the Nasdaq Stock Market. You are urged to obtain current market prices for the common stock.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (“SEC”). Nor has the SEC passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.

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Questions or requests for information or for additional copies of this Offer to Purchase, the Letter of Transmittal, or other offer materials may be directed to Paul G. Perez, Secretary, Lufkin Industries, Inc., 601 South Raguet, Lufkin, Texas 75904, telephone: (936) 637-5267.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER YOUR ELIGIBLE OPTIONS PURSUANT TO THIS OFFER TO PURCHASE. LUFKIN HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY LUFKIN.

This Offer is not being made to, nor will any tender of eligible options be accepted from or on behalf of, eligible holders in any jurisdiction in which the making of this Offer or the acceptance of any tender of eligible options therein would not be in compliance with the laws of such jurisdiction. However, Lufkin may, in its sole discretion, take such action as we may deem necessary for us to make the Offer in any such jurisdiction and extend this Offer to eligible holders in such jurisdiction.

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TABLE OF CONTENTS

THE OFFER		6
1.	Eligible Options; Option Purchase Price; Expiration Date	6
2.	Procedure for Tendering Options	6
3.	Withdrawal Rights	7
4.	Acceptance for Purchase of Options and Payment of Cash Amount	8
5.	Conditions of the Offer	8
6.	Price Range of Common Stock Underlying the Options	9
7.	Purpose of the Offer	10
8.	Information Concerning Lufkin	11
9.	Source and Amount of Funds	12
10.	Interests of Directors and Officers; Transactions and Agreements Concerning the Options and Common Stock	12
11.	Federal Income Tax Considerations	12
12.	Legal Matters; Regulatory Approvals	13
13.	Extension of Tender Period; Termination; Amendments	13
14.	Fees and Expenses	14
15.	Accounting Treatment of this Tender Offer	14
16.	Forward-looking Information	14
17.	Additional Information	15

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SUMMARY TERM SHEET

We are offering to purchase and cancel certain outstanding options to purchase shares of our common stock, subject to the terms and conditions described in this Offer to Purchase and the accompanying Letter of Transmittal. The following are some of the questions that you, as an eligible holder, may have and answers to those questions. The information in this summary is not complete and we urge you to carefully read the remainder of this Offer to Purchase, the accompanying Letter of Transmittal and all other related materials prior to making a decision regarding this Offer.

What options are eligible to be tendered for a cash payment and who is eligible to participate in this Offer?

Lufkin is offering to purchase for a cash payment any and all outstanding stock options granted on November 12, 1997, with an exercise price per share of $38.00, under the Lufkin Industries, Inc. 1990 Stock Option Plan to eligible optionholders. The 1990 Stock Option Plan is referred to herein as the “Plan.” We refer to stock options granted under the Plan on November 12, 1997 with an exercise price per share of common stock of $38.00, as “eligible options.” This Offer does not apply to shares of common stock purchased upon the exercise of eligible options. See Section 1.

The Offer is open to all holders of options of Lufkin issued on November 12, 1997 with an exercise price of $38.00. We refer to persons holding eligible options as “eligible holders.” All option holders who were granted options on this date are eligible to participate in the Offer. As of December 31, 2003, 69,250 eligible options were outstanding. See Section 1.

What will I receive if I validly tender my options for purchase?

Following the completion of the Offer and the satisfaction of all terms and conditions described in Section 5 of this Offer to Purchase, upon acceptance of tendered eligible options for payment and provided you meet the eligibility requirements, Lufkin will pay you $1.00 per option in cash, without interest. See Section 4.

Why is Lufkin offering to purchase my options?

Options granted on November 12, 1997 were selected for repurchase because their exercise price is substantially higher than the current market price of our common stock and a large number of these options that have vested remain unexercised. We are concerned that the purposes of our Plan are not being achieved, and that these options are not creating a meaningful long-term performance incentive for employees to maximize shareholder value. In addition, by offering a cash payment to eligible holders who hold options for which they will not be able to recognize any value until there is a substantial recovery in the market price of our common stock, we hope to strengthen employee loyalty. We believe that it is in the best interests of Lufkin and its stockholders to offer some cash value to replace in part the element of the eligible holder’s compensation that was intended to be represented by the ability to exercise options at an advantageous price. See Section 7.

The Offer also is intended to ensure that we are able to provide equity compensation in the future that will provide meaningful incentives to our employees and will enhance our ability to make option grants in the future without adversely affecting our stock price. See Section 7.

How was the amount of the cash payment determined?

In setting the cash payment amount, we determined what we believed to be the amount necessary to achieve the purpose of the Offer. One purpose of the Offer is to provide an opportunity to eligible holders to obtain some immediate cash benefit from the portion of their compensation packages represented by option grants that are otherwise unlikely to provide any meaningful compensation in the near future. A second purpose is to provide us with maximum flexibility in making future option grants by reducing the number of outstanding options. See Section 7.

When will I receive payment for my options which are accepted for payment?

We will pay each eligible holder the net cash amount in respect of each validly tendered eligible option accepted for payment promptly following the Expiration Date of this Offer. It is expected that the net cash amount will be mailed to eligible holders in respect of their eligible options accepted for payment as promptly as practicable after the Expiration Date. No interest will accrue and no interest will be paid on any of the cash amount payable, regardless of when paid. See Section 4.

Is the Offer limited to vested or unvested options?

All vested and unvested eligible options held by eligible holders on the date of this Offer may be tendered in this Offer.

How many options am I entitled to tender and will Lufkin purchase all my tendered options?

If you choose to tender any of your eligible options, then you must tender all of your eligible options.

What happens if I do not tender my eligible options?

The eligible options you currently hold may or may not be vested. If you do not accept the Offer, then you may continue to exercise your eligible options at their original exercise price and according to the terms of their existing option agreements. If your employment with us ends, you generally will be able to exercise your options during the limited period specified in your option agreements, to the extent those options are vested on the day your employment ends. Your decision not to accept the Offer will not affect your eligibility to receive future option grants, which will be made solely in the discretion of the board of directors.

How will Lufkin fund the payment for tendered options?

We will use cash on hand to make payment on the terms set forth in the Offer with respect to all of validly tendered eligible options (not withdrawn). See Section 9.

What is the deadline to tender my options?

You will have until 5:00 p.m., Houston, Texas time, on February 9, 2004 (such date and time being the “Expiration Date”), to tender your eligible options in this Offer, unless we otherwise extend the Expiration Date as described herein. See Section 1.

If we extend the Offer, we will make a public announcement of the extension, not later than 9:00 a.m., Eastern time, on the day after the date on which the Offer was previously scheduled to expire. See Section 13.

How do I tender my options?

To tender an eligible option for purchase, you must deliver, and we must receive, (1) a properly completed and duly executed Letter of Transmittal, (2) your original option agreements and (3) any other documents required by the Letter of Transmittal. We must receive this documentation at the address below, on or prior to the Expiration Date:

Paul G. Perez

Secretary

Lufkin Industries, Inc.

601 South Raguet

Lufkin, Texas 75904

Facsimile: (936) 637 - 5272

We reserve the right to reject any or all tenders of eligible options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we intend to accept all eligible options that are properly and timely tendered by eligible holders and which are not validly withdrawn. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept all eligible options which are properly and timely tendered promptly after the expiration of the offer.

If you do not return your election form by the deadline, then you will not participate in the Offer, and all eligible options you currently hold will remain outstanding at their original exercise prices and other terms. See Section 2 and Section 4.

Are there any conditions to the Offer?

This Offer is not conditioned on a minimum number of options being tendered. However, the Offer is subject to the conditions specified in Section 5 of this Offer to Purchase.

What are the federal income tax consequences if I tender my options?

The cash amount paid to eligible holders who tender eligible options will be taxed as ordinary compensation income to the eligible holder in the year received. This income will be subject to withholding of income, FICA (as appropriate) and Medicare taxes and other applicable employment taxes. To the extent that a tendering eligible holder recognizes ordinary income, we will generally be entitled to a corresponding federal income tax deduction. Lufkin urges you to consult your own tax advisor to determine the consequences of electing to tender eligible options. See Section 11.

How do I withdraw previously tendered options and until what time can I withdraw them?

You may withdraw previously tendered eligible options at any time until the Expiration Date. Any withdrawal of tendered eligible options must comply with the requirement that outstanding options awarded to you on a particular grant date may only be tendered in whole, not in part. Any attempt to withdraw only a part of the options granted on a particular grant date will be invalid. You may also withdraw your tendered eligible options on or after March 8, 2004, which is 40 business days from the commencement of the Offer, if your eligible options have not been accepted for payment pursuant to the Offer by that time. If the Expiration Date is extended by us beyond that time, you may withdraw your tendered eligible options at any time until the extended Expiration Date. To withdraw tendered eligible options you must deliver a written notice of withdrawal, or facsimile thereof, with the required information to us at our address set forth on the back cover of this Offer while you still have the right to withdraw the tendered eligible options. Once withdrawn, you may retender eligible options only by again following one of the delivery procedures described in Section 2 of this Offer to Purchase. See Section 3.

Will I receive the greatest value by exercising my options, tendering my options in this Offer or holding my options?

We are not able to predict which alternative will provide the greatest value to you and we are not making any recommendation to you as to which course of action to take. You are encouraged to consult with financial, legal and/or tax advisors prior to making any decision with regard to this Offer.

What will happen to my options if all of my options are not accepted for payment?

Eligible options that are tendered pursuant to this Offer but not accepted for payment will be returned to you at the address provided in the Letter of Transmittal. See Section 4.

With whom can I speak if I have questions about the Offer?

For additional information or questions, you should contact: Paul G. Perez, Secretary, Lufkin Industries, Inc., 601 South Raguet, Lufkin, Texas 75904, telephone: (936) 637-5267.

INTRODUCTION

Summary Terms of the Offer

We hereby offer to purchase and cancel any and all outstanding options acquired on November 12, 1997 with an exercise price of $38.00, to purchase shares of our common stock, par value $1.00 per share, granted under the Lufkin 1990 Stock Plan for $1.00 in cash per option, without interest, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal. The cash amount payable by Lufkin net to the seller in cash, without interest, will be determined for each eligible option validly tendered (and not withdrawn) as described in Section 4 and will be payable once accepted for payment following the completion of the Offer and the satisfaction of all conditions of the Offer. See Section 4.

We intend to accept for purchase all eligible options validly tendered by eligible holders and not properly withdrawn on or prior to the Expiration Date. If you choose to tender any of your eligible options, then you must tender all of your eligible options.

THIS OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF ELIGIBLE OPTIONS BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO A NUMBER OF OTHER CONDITIONS. SEE SECTION 5 OF THIS OFFER TO PURCHASE. We reserve the right (but are not obligated) to waive any or all such conditions, other than those that are legally mandated.

NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR ELIGIBLE OPTIONS FOR PURCHASE. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER ELIGIBLE OPTIONS FOR PURCHASE.

General Information

The common stock issuable upon exercise of the options is listed for trading on the Nasdaq Stock Market under the symbol “LUFK.” On January 7, 2004 the last trading day prior to the date of this Offer to Purchase, the closing price of the Lufkin common stock as reported by Nasdaq Stock Market was $29.109 per share. Eligible holders are urged to obtain current market prices for the common stock. See Section 6.

Information Relating to Options Not Tendered

The eligible options you currently hold may or may not be vested. If you do not accept the Offer, then you may continue to exercise your eligible options at their original exercise price and according to the terms of their existing option agreements. If your employment with us ends, you generally will be able to exercise your eligible options during the limited period specified in your option agreements, to the extent those options are vested on the day your employment ends. Your decision not to accept the Offer will not affect your eligibility to receive future option grants, which will be made solely in the discretion of the board of directors.

THE OFFER

1.	Eligible Options; Option Purchase Price; Expiration Date.

Lufkin is offering a $1.00 cash payment per option for all outstanding options issued on November 12, 1997 with an exercise price of $ 38.00, per share of Lufkin common stock granted under the 1990 Stock Option Plan. As of December 31, 2003, we had a total of 69,250 outstanding options granted on November 12, 1997 to purchase shares of our common stock. All holders of these options are eligible to participate.

Upon the terms and subject to the conditions described herein and in the accompanying Letter of Transmittal, we will accept for purchase, and will purchase, all eligible options held by eligible holders that are validly tendered on or prior to the Expiration Date and which are not properly withdrawn in accordance with Section 3. You may tender all of your eligible options in the Offer, subject to the above limitations and the limitation that you may only tender eligible options in whole, but not in part. The later of (i) 5:00 P.M., Houston, Texas time, on February 9, 2004 and (ii) the latest time and date to which the Offer is extended, is referred to herein as the “Expiration Date.” The Expiration Date is February 9, 2004, unless extended. This Offer is not conditioned on any minimum number of eligible options being tendered.

If your eligible options are properly tendered and accepted for purchase, you will be entitled to receive a cash payment in the amount of $1.00 per option for each eligible option tendered. The cash amount will be payable as promptly as practicable following the Expiration Date and the satisfaction of all conditions described in Section 5 of the Offer. See Section 4.

Subject to the applicable rules and regulations of the SEC, we expressly reserve the right, in our sole discretion, to change the terms of this Offer. However, this Offer will be extended until the expiration of 10 business days from the date of publication of notice if:

•	we increase or decrease the amount of cash to be paid for options tendered for purchase; and

•	the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner described in Section 13.

For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through midnight, Eastern time.

2.	Procedure for Tendering Options.

Proper tender of eligible options. To validly tender eligible options for purchase pursuant to this Offer, a properly completed and duly executed Letter of Transmittal, or facsimile thereof, and original option agreements, together with any other documents required by the Letter of Transmittal, must be received by us at our address set forth on the back cover of this Offer on or prior to the Expiration Date.

THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE TENDERING OPTIONHOLDER. ELIGIBLE OPTIONS WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY US. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

No interest will accrue and no interest will be paid on the cash amount payable to you, regardless of:

•	any extension of the Offer; or

•	any delay in making any payment.

Determination of validity; rejection of options; waiver of defects; no obligation to give notice of defects. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for purchase and payment will be determined by us in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of eligible options that we determine are not in proper form or the acceptance for purchase and payment of or purchase and payment for which may be unlawful. We also reserve the absolute right to waive any condition of the Offer or any defect or irregularity in any tender of eligible options. A tender of eligible options will not be deemed to have been properly made until all defects or irregularities have been cured by the tendering eligible holder or waived by us. Neither we nor any other person will be under any duty to give notice of any defect or irregularity in tenders, nor shall we nor any other person incur any liability for failure to give any such notice.

Your tender of eligible options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the Offer. Our acceptance for cancellation of your eligible options tendered by you pursuant to the Offer will constitute a binding agreement between us and you upon the terms and subject to the conditions of the Offer.

If we reject your tender of eligible options, we will send you a decline letter by 5:00 P.M., Houston, Texas, time, on the business day after this Offer expires.

3.	Withdrawal Rights.

Tenders of eligible options made pursuant to this Offer to purchase may be withdrawn:

•	at any time on or prior to the Expiration Date; or

•	after March 8, 2004 unless they have been previously accepted for purchase as provided in this Offer. This date is 40 business days from the commencement of the Offer.

If we extend the period of time during which the Offer is open, we are delayed in accepting for payment or paying for options, or we are unable to accept for purchase and payment or pay for options pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, we may retain all eligible options tendered, and tendered options may not be withdrawn, except as otherwise provided in this Section 3, subject to Rule 13e-4(f)(5) under the Exchange Act, which provides that the issuer making the tender offer shall either pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of this Offer.

To be effective, a written or facsimile transmission notice of withdrawal must be timely received by us by the Expiration Date at our address set forth on the back cover of this Offer and must specify the name of the eligible holder who tendered the eligible options to be withdrawn, the grant date, exercise price and total number of eligible options to be withdrawn. Except as described in the following sentence, the notice of withdrawal must be executed by the eligible holder who tendered the options to be withdrawn exactly as that holder’s name appears on the option agreement or agreements evidencing those options. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, or another person acting in a fiduciary or representative capacity, the signer’s full title and proper evidence of the authority of such person to act in such capacity must be indicated on the notice of withdrawal. Withdrawals may not be rescinded, and options withdrawn will thereafter be deemed not validly tendered for purposes of this Offer. However, withdrawn eligible options may be retendered by again following one of the procedures described in Section 2 at any time on or prior to the Expiration Date. After giving effect to any withdrawal, you must still comply with the requirement that outstanding options awarded to you on a particular grant date may only be tendered in whole, but not in part.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. Neither Lufkin nor any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

4.	Acceptance for Purchase of Options and Payment of Cash Amount.

Upon the terms and subject to the conditions of this Offer and as promptly as practicable after the Expiration Date, we will accept for purchase all eligible options validly tendered and not validly withdrawn on or before the Expiration Date. If we extend the date by which we are permitted to accept and cancel the eligible options properly tendered, you will be paid, in accordance with the terms and conditions of this Offer, upon the expiration of the end of any extension.

Eligible holders will receive the full net cash amount (less applicable withholding taxes), as provided in this Offer, for their eligible options that are properly tendered and are accepted for payment as promptly as practicable after the Expiration Date. The net cash amount payable to an eligible holder, in respect of each tendered eligible option (not withdrawn) will be $1.00 per option (less applicable withholding taxes).

Your eligible options have an expiration date, and if your eligible options expire prior to the Expiration Date of this Offer, you will not be entitled to receive payment for your eligible options under the Offer. You may, of course, exercise your eligible options at their original exercise price and in accordance with their terms at any time prior to their expiration date so long as these options have not been tendered or, if they have been tendered, they are validly withdrawn prior to exercise.

For purposes of the Offer, we will be deemed to have accepted for purchase and payment options that are validly tendered and not properly withdrawn as, if and when we give oral or written notice to the eligible holders of our acceptance for payment of such options, which may be by press release or by receipt of the letter referred to below. Subject to our rights to extend, terminate and amend the Offer, we currently expect that we will accept promptly after the Expiration Date all properly tendered eligible options held by eligible holders that are not validly withdrawn. As promptly as practicable after we accept tendered options for cancellation, we will send each tendering stockholder a letter indicating the number of shares subject to the options that we have accepted for purchase, and the corresponding cash payment and the number of any remaining options held by such holder.

Under no circumstances will interest accrue or be paid on amounts to be paid to tendering eligible holders, regardless of when payment of any portion of the cash amount is made or if there is any delay in making any cash payment.

5.	Conditions of the Offer.

Notwithstanding any other provision of this Offer, we will not be required to accept for purchase, or make any payment with respect to, any eligible options tendered, and may terminate or amend and may postpone (subject to the requirements of the Exchange Act for prompt payment for or return of options) the acceptance for purchase of eligible options tendered, if at any time on or after January 8, 2004 and on or before the Expiration Date any of the following shall have occurred:

(a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court, authority, agency or tribunal that directly or indirectly challenges the making of this Offer, the acquisition of some or all of the eligible options tendered pursuant to the Offer, the purchase of eligible options by us pursuant to this Offer or otherwise in any manner relates to or affects the Offer or that, in our reasonable judgment, could materially or adversely affect the business, condition (financial or other), income, operations or prospects of Lufkin or of any of our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business of any of our subsidiaries or materially impair our ability to consummate the Offer or materially impair the Offer’s contemplated benefits to us;

(b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to this Offer or to us or any of our subsidiaries, by any legislative body, court, authority, agency or tribunal which, in our reasonable judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the options illegal or otherwise restrict or prohibit consummation of this Offer, (ii) delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the options, or (iii) materially and adversely affect the business, condition (financial or other), income, operations or prospectus of Lufkin or of any of our subsidiaries or our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the Offer to us;

(c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) any significant decline or increase in the market price of the shares of our common stock, (iii) any change in the general political, market, economic or financial condition in the United States or abroad that could have a material adverse effect on our business, condition (financial or other), income, operations, prospects, ability to obtain financing generally, or that, in our reasonable judgment, makes it inadvisable to proceed with the Offer; (iv) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation on, or any event which, in our reasonable judgment, might affect, the extension of credit by lending institutions in the United States, (v) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, in our reasonable judgment, a material acceleration or worsening thereof; or

(d) a tender or exchange offer with respect to some or all of the options or our common stock (other than this Offer), or a merger, acquisition or other business combination proposal for Lufkin, shall have been proposed, announced or made by any person;

and, in our reasonable judgment, such event or events make it undesirable or inadvisable to proceed with the Offer or with such acceptance for purchase and payment.

The foregoing conditions are for our reasonable benefit and may be asserted by us regardless of the circumstances (including any action or inaction by us) giving rise to any such condition, and any such condition may be waived by us, in whole or in part, at any time and from time to time, in our reasonable discretion, whether or not any other condition of the Offer is also waived. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by us concerning the events described above will be final and binding on all parties.

6.	Price Range of Common Stock Underlying the Options.

Currently, subject to the terms of the Plan, the eligible options may be exercised to purchase shares of our common stock, par value $1.00 per share, but are not transferable. There is no active market for the options. The common stock issuable upon exercise of the options is listed for trading on the Nasdaq Stock Market under the symbol “LUFK.” The following table presents the quarterly high and low sales prices of common stock for the fiscal quarters indicated:

Fiscal Year Ending December 31, 2004	High	Low
First Quarter (through January 7, 2004)	$29.50	$28.74

Fiscal Year Ending December 31, 2003	High	Low
Fourth Quarter	$29.46	$22.69
Third Quarter	24.76	23.91
Second Quarter	24.949	24.06
First Quarter	19.75	18.73

Fiscal Year Ended December 31, 2002	High	Low
Fourth Quarter	$28.180	$22.300
Third Quarter	28.700	23.910
Second Quarter	29.730	23.460
First Quarter	27.000	21.820

Fiscal Year Ended December 31, 2001
Fourth Quarter	$27.250	$22.750
Third Quarter	29.500	20.250
Second Quarter	31.480	18.375
First Quarter	22.500	16.188

On January 7, 2004, the last full Nasdaq trading day prior to the date of this Offer to Purchase, the closing price of the common stock underlying the options was $ 29.109 per share as reported by the Nasdaq Stock Market and there were approximately 579 holders of record. YOU ARE URGED TO OBTAIN CURRENT MARKET PRICES FOR THE COMMON STOCK.

7.	Purpose of the Offer.

Many of our outstanding options granted on November 12, 1997, whether or not they are currently exercisable, have an exercise price that is substantially higher than the current market price of our common stock and a large number of these options have vested but remain unexercised. We are concerned that the purposes of the Plans are not being achieved, and that these options are not creating a meaningful long-term performance incentive for employees to maximize shareholder value.

In addition, by offering a cash payment to eligible holders who hold options for which they will not be able to recognize any value until there is a substantial recovery in the market price of our common stock, we hope to strengthen employee loyalty. We believe that it is in the best interests of Lufkin and its stockholders to offer some cash value to replace in part the element of the eligible holder’s compensation that was intended to be represented by the ability to exercise options at an advantageous price.

Upon the terms and subject to the conditions of this Offer, we will cancel all eligible options accepted for payment.

Except as otherwise disclosed, we have no plans or proposals which relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our or our subsidiaries’ assets;

•	any material change in our present dividend rate or policy, or our indebtedness or capitalization;

•	any change in our present board of directors or management, including, but not limited to, any plans or proposals to change the number or the term of our directors or to fill any vacancies on the board or to change any material term of the employment contract of any executive officer, other than any change to our board of directors as may occur as a result of the annual meeting of our shareholders or thereafter;

•	any other material change in our corporate structure or business;

•	any class of our equity securities to cease to be authorized to be quoted in an automated quotations systems operated by a national securities association;

•	any class of our equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

•	the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act;

•	the acquisition by any person of any of our securities or the disposition of any of our securities, other than any employee stock purchase or incentive compensation plans or any stock repurchase plan that we may commence after the expiration of this Offer; or

•	any changes in our certificate of incorporation or bylaws or any actions which may impede the acquisition of control of us by any person.

Neither we nor our board of directors makes any recommendation to you as to whether to tender or refrain from tendering your eligible options, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all information in the Offer and to consult your own investment and tax advisors. You must make your own decision whether to tender your eligible options for purchase.

8.	Information Concerning Lufkin.

Lufkin was incorporated under the laws of the State of Texas on March 4, 1902, and since that date has maintained its principal office and manufacturing facilities in Lufkin, Texas. The Company employed approximately 1,800 people at December 31, 2002, including approximately 1,200 that were paid on an hourly basis. The Company is divided into three operating segments: Oil Field; Power Transmission; and Trailer. The Oil Field segment manufactures and services artificial reciprocating rod lift equipment, commonly referred to as pumping units, and related products. The Power Transmission segment designs, manufactures and services speed increasing and reducing gearboxes for industrial applications. The Trailer segment manufactures and services various highway trailers for the freight-hauling market.

Our principal executive offices are located at 601 South Raguet, Lufkin, Texas, 75904 and our telephone number is (936) 634-2211.

For instructions on how you can obtain additional information about us, see Section 17, “Additional Information.”

9.	Source and Amount of Funds.

Assuming all eligible options outstanding as of December 31, 2003 are tendered by all eligible holders, the aggregate option purchase price Lufkin would be obligated to pay would be approximately $69,250 (excluding estimated fees and expenses). We anticipate making the payment to tendering eligible holders for the purchase of eligible options pursuant to this Offer and the payment of related fees and expenses from available cash on hand.

10.	Interests of Directors and Officers; Transactions and Agreements Concerning the Options and Common Stock.

Our executive officers are eligible to participate in this Offer on the same terms as other employees. None of our directors hold eligible options. A list of our directors and executive officers as well as details related to their outstanding eligible options as of December 31, 2003 is attached to this Offer to Purchase as Schedule A. As of December 31, 2003, our directors and executive officers as a group beneficially owned eligible options to purchase a total of 16,300 shares of our common stock, which represented approximately 23.5% of the eligible options outstanding as of that date.

Please see our definitive proxy statement for our 2003 Annual Meeting of Shareholders, filed with the SEC on April 1, 2003, for information regarding the amount of our securities beneficially owned by our executive officers and directors.

Neither we, nor to the best of our knowledge, any of our directors or executive officers, nor any affiliates of any of the foregoing, had any transactions involving the options or the common stock issuable upon the exercise of such options during the 60 days prior to the date of this Offer.

Except for outstanding options to purchase common stock granted from time to time to certain of our employees (including executive officers) and non-employee directors pursuant to our option plans and except as otherwise described herein or in documents incorporated by reference herein or the proxy statement, neither we nor, to the best of our knowledge, any of our affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding or proxies, consents or authorizations.

11.	Federal Income Tax Considerations.

The following summary of certain federal income tax consequences to both tendering and non-tendering eligible holders is based on the Internal Revenue Code of 1986, as amended to date, applicable proposed and final Treasury Regulations, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis.

This tax discussion is included for general information only. The tax consequences of participating or not participating in this Offer may vary depending upon, among other things, the particular circumstances of the tendering or non-tendering eligible holders. No information is provided in this discussion regarding any state, local or foreign tax consequences of participating or not participating in this Offer. Eligible holders are urged to consult their own tax advisors to determine the particular federal, state, local and foreign tax consequences to them.

Consequences to Tendering Eligible Holders. The cash paid to eligible holders who tender options for purchase will be taxed to them as ordinary compensation income in the year received. This income will be subject to withholding of income, FICA (as appropriate) and Medicare taxes and other applicable employment taxes. To the extent that a tendering eligible holder recognizes ordinary income, we will generally be entitled to a corresponding federal income tax deduction.

Consequences to Non-Tendering Eligible Holders. The tax treatment with respect to those eligible options that you choose not to tender, or that are tendered but are not accepted for purchase and cancellation, and that will therefore remain outstanding, is as follows: When you exercise an option and purchase shares of common stock, you will have taxable compensation income in an amount equal to the fair market value of the shares of common stock at the time of exercise less the amount that you paid for the shares. This income will be subject to withholding of income, FICA (as appropriate) and Medicare taxes and other applicable employment taxes. To the extent that a non-tendering eligible holder recognizes ordinary income, we will generally be entitled to a corresponding federal income tax deduction. When you sell the shares of common stock held as capital assets acquired through the exercise of an option at a later date, you will recognize capital gain or loss in an amount equal to the difference between the amount that you receive from the sale and your “tax basis” in the shares (i.e., the amount you paid for the shares, plus the amount of taxable income that you recognized when you exercised the option). The applicable capital gain tax rate will depend on the length of time you hold the shares and other factors.

12.	Legal Matters; Regulatory Approvals.

We are not aware of any license or regulatory permit that we believe is material to our business that might be adversely affected by our purchase of options as contemplated herein or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the purchase by us of options as contemplated herein. Should any such approval or other action be required, we presently contemplate that such approval or other action will be sought. We are unable to predict whether we will be required to delay the acceptance for payment of, or payment for, options tendered pursuant to the Offer pending the outcome of any such matter. We can not assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligations under the Offer to accept for purchase, and make any payment in respect of, any options are subject to a number of conditions. See Section 5.

13.	Extension of Tender Period; Termination; Amendments.

We expressly reserve the right, in our sole discretion and at any time or from time to time, and regardless of whether or not any event set forth in Section 5 has occurred or is deemed by us to have occurred, to extend the period of time during which this Offer is open and thereby delay the acceptance for payment and cancellation of any options by giving oral or written notice of such extension to the optionholders by making a press release or public announcement of the extension issued no later than 9:00 a.m. Eastern time on the business day after the previously scheduled Expiration Date. We can not assure you, however, that we will exercise our right to extend this Offer. During any such extension, all options previously tendered will remain subject to the Offer, except to the extent that such options may be withdrawn as set forth in Section 3 of this Offer to Purchase. We also expressly reserve the right, in our reasonable discretion, prior to the Expiration Date (a) to terminate the Offer and not accept for payment any options not theretofore accepted for payment or, subject to Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires us either to pay the consideration offered or to return the options tendered promptly after the termination or withdrawal of the Offer, to postpone payment for options upon the occurrence of any of the conditions specified in Section 5 hereof by giving oral or written notice of such termination to the optionholders by making a public announcement thereof and (b) at any time or from time to time amend the Offer in any respect. Amendments to the Offer may be effected by public announcement. Without limiting the manner in which we may choose to make public announcement of any termination or amendment, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement, other than by making a release to the Dow Jones News Service, except in the case of an announcement of an extension of the Offer, in which case we will have no obligation to publish, advertise or otherwise communicate such announcement other than by issuing a notice of such extension by press release or other public announcement or other notification to each optionholder, which notice will be issued or delivered as applicable no later than 9:00 a.m., Eastern time, on the business day after the previously scheduled expiration date. Material changes to information previously provided to holders of the options in this Offer or in documents furnished subsequent thereto will be disseminated to holders of options in compliance with Rule 13e-4(e)(3) promulgated by the SEC under the Exchange Act.

If we materially change the terms of this Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) under the Exchange Act. Those rules require that the minimum period during which an Offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in the amount paid or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. In a published release, the SEC has stated that in its view, an offer should remain open for a minimum of five business days from the date that notice of such a material change is first published, sent or given. The Offer will continue or be extended for at least 10 business days from the time we publish, send or give to holders of options a notice that we will (a) increase or decrease the amount of the consideration payable or (b) increase (except for an increase not exceeding 2%) or decrease the amount of subject options sought other than as described herein.

14.	Fees and Expenses.

We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of eligible options pursuant to this Offer.

15.	Accounting Treatment of this Tender Offer.

If consummated, this Offer will result in a compensation charge to Lufkin of up to $ 69,250, which will be reflected on Lufkin’s consolidated financial statements for the quarter in which the Offer is consummated.

16.	Forward-looking Information.

This document (including the documents incorporated herein by reference) may include forward-looking statements. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in such forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “project,” “objective” and similar expressions are intended to identify forward-looking statements. In addition to the assumptions and other factors referred to specifically in connection with such statements, factors that could cause our actual results to differ materially from those contemplated in the forward-looking statements include factors described in the documents incorporated herein by reference.

For additional information that could cause actual results to differ materially from those described in the forward looking statements, you should refer to our Annual Report of Form 10-K for the fiscal year ended December 31, 2002, our definitive proxy statement on Schedule 14A filed with the SEC on April 4, 2003, 2002, and our Quarterly Reports on Forms 10-Q for the quarters ended March 31, June 30, and September 30, 2003, including any amendments thereto. Actual future performance and results could differ materially from that contained in or suggested by these forward-looking statements as a result of the factors described above and elsewhere in this Offer to Purchase.

17.	Additional Information.

We are subject to the informational filing requirements of the Exchange Act and, in accordance therewith, file with the SEC periodic reports, proxy statements and other information relating to our business, financial condition and other matters. We are required to disclose in such reports certain information, as of particular dates, concerning our operating results and financial condition, officers and directors, principal holders of securities, any material interests of such persons in transactions with us and other matters. These reports and other informational filings required by the Exchange Act are available for inspection at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W.; Washington, D.C. 20549. Copies of such material may be obtained by mail, upon payment of the SEC’s customary fees, from the SEC’s principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, such as us. The SEC’s Web site address is http://www.sec.gov.

The SEC allows us to “incorporate by reference” documents filed with the SEC, which means that we can disclose important information to you by referring you to other documents. The documents that are incorporated by reference are legally considered to be a part of this Offer. The following documents filed with the SEC are incorporated by reference in this Offer to Purchase:

•	our definitive proxy statement on Schedule 14A filed with the SEC on April 1, 2003;

•	our Current Reports on Form 8-K filed with the SEC on August 14, 2003 and November 21, 2003;

•	our Annual Report on Form 10-K for the year ended December 31, 2002; and

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2003.

Lufkin also incorporates by reference additional documents filed by it pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Offer to Purchase and prior to the Expiration Date. Any statement contained in this Offer to Purchase or incorporated by reference shall be deemed modified or superseded to the extent that a statement contained herein or in any subsequent filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

You should rely only on the information in this Offer or incorporated by reference. We have not authorized anyone to provide you with any different information.

The information contained in the Offer about us should be read in conjunction with the information contained in the documents incorporated by reference.

We will provide without charge to each person to whom a copy of this Offer to Purchase is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Lufkin Industries, Inc., 601 South Raguet, Lufkin, Texas, 75904, telephone: (936) 637-5267, Attention: Paul G. Perez, Secretary. In order to ensure timely delivery of the documents prior to the Expiration Date, any such requests should be made by January 20, 2004

This Offer constitutes part of an Issuer Tender Offer Statement on Schedule TO filed with the SEC by us pursuant to Section 13 of the Exchange Act and the rules and regulations promulgated thereunder. The Schedule TO and all exhibits thereto are incorporated by reference into this Offer.

SCHEDULE A

INTERESTS OF DIRECTORS, EXECUTIVE OFFICERS AND AFFILIATES

NAME, BUSINESS ADDRESS* AND BUSINESS TELEPHONE NUMBER**	POSITIONS AND OFFICES HELD	ELIGIBLE OPTIONS BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING ELIGIBLE OPTIONS***

Douglas V. Smith	President and Chief Executive Officer	—	—

Simon W. Henderson, III	Director	—	—

J.T. Jongeblood	Director	—	—

John H. Lollar	Director	—	—

Bob H. O’Neal	Director	—	—

H.J. Trout, Jr.	Director	—	—

Thomas E. Wiener	Director	—	—

Jay F. Glick	Vice President–Power Transmission	4000	5.78%

Larry M. Hoes	Vice President–Oil Field	4000	5.78%

Scott H. Semlinger	Vice President–Trailer	4000	5.78%

Paul G. Perez	Vice President/Secretary/General Counsel	3000	4.33%

Robert O. Leslie	Vice President/Treasurer/Chief Financial Officer	1300	1.88%

*	The business address for each of our executive officers and directors is: c/o Lufkin Industries Inc., 601 South Raguet, Lufkin, Texas 75904.
**	The telephone number is: (936) 634-2211.
***	Calculated based on 69,250, total eligible options outstanding.

OFFER TO PURCHASE

LUFKIN INDUSTRIES, INC.

OPTIONS WITH AN EXERCISE PRICE OF $38.00

FOR CASH

BY

LUFKIN INDUSTRIES, INC.

Any questions or requests for assistance or additional copies of any documents incorporated by reference into this Offer may be directed to Paul G. Perez, Secretary, at Lufkin Industries, Inc., 601 South Raguet, Lufkin, Texas 75904, telephone: (936) 637-5267.

January 8, 2004